Exhibit 99.2

Nano Dimension to Report 2017 Year End Results on March 15, 2018

Conference call to be held at 9:00 a.m. ET

Company announces selected preliminary unaudited estimates of financial results for 2017

Ness Ziona, Israel, February 14, 2018 – Nano Dimension Ltd., a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), announced today that it plans to hold a conference call and simultaneous webcast on Thursday, March 15, 2018, at 9:00 a.m. ET, to discuss its financial results for the fourth quarter and full year 2017.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Dial-in Number:

1-866-777-2509

INTERNATIONAL Dial-in Number:

1-412-317-5413

Israel Toll Free Dial-in Number:

1-80-9212373

At:

9:00 a.m. Eastern Time

6:00 a.m. Pacific Time

4:00 p.m. Israeli Time

Participants can register for the conference call by navigating to http://dpregister.com/10117242. The conference call will also be webcast live from the Investor Relations section of Nano Dimension's website. A replay will be available one hour after the end of the conference call.

Participants will be required to state their name and company upon entering the call. To access the replay from within the U.S., please dial (toll free): 1-877-344-7529 or internationally: 1-412-317-0088 and use the replay conference ID number: 10117242. To access the replay using an international dial-in number, please select the link: https://services.choruscall.com/ccforms/replay.html

Nano Dimension Ltd. also announced today selected preliminary unaudited estimates of financial results for the full year and fourth quarter of 2017. The anticipated results presented in this release are based on preliminary financial data and are subject to change until the year-end financial reporting and audit process is complete.

2017 Preliminary Estimates of Financial Results

●	The company expects to report estimated total revenues of approximately $861,000 (NIS 2,984,000) for fiscal year 2017. Total revenues for the fourth quarter of 2017 are estimated to be approximately $440,000 (NIS 1,525,000), compared to $143,000 (NIS 506,000) in the third quarter of 2017 and $46,000 (NIS 175,000) in the fourth quarter of 2016.

●	As a part of its preparations and actual commencement of commercial shipments of its new DragonFly 2020 Pro during 2017, the company increased its work in progress and finished goods inventory and ended the year with combined inventory of more than $2 Million. The company expects this inventory to convert to revenue in the ordinary course during the coming periods.

●	The Company ended the fourth quarter of 2017 with $6,103,000 (NIS 21,159,000) of available cash on hand.

About Nano Dimension Ltd.

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping, and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, we are using forward-looking statements when we discuss preliminary unaudited estimates of financial results. Though these preliminary results are what we currently expect to report as part of our final results, they may change as we complete our year-end process and audit. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

NANO DIMENSION PR CONTACT

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com